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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(FINAL AMENDMENT)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

RDO EQUIPMENT CO.
(Name of Issuer)

RDO EQUIPMENT CO.
(Name of Person(s) Filing Statement)

CLASS A COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

749413 10 0
(CUSIP Number of Class of Securities)

Thomas K. Espel, Treasurer
RDO Equipment Co.
2829 University Drive South
Fargo, ND 58103
Tel: (701) 297-4288
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing Statement)

With a Copy to:

John H. Stout
David C. Grorud
Fredrikson & Byron, P.A.
4000 Pillsbury Center
200 South Sixth Street
Minneapolis, MN 55402-1425
Tel: (612) 492-7000

This statement is filed in connection with (check the appropriate box):

a.
☐    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.
☐    The filing of a registration statement under the Securities Act of 1933.

c.
☒    A tender offer.

d.
☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Transaction Valuation(1)	Amount of Filing Fee (2)
$29,053,567	$2,351

(1)
Estimated for the purposes of calculating the filing fee only, this calculation assumes (i) the purchase of shares of Class A Common Stock of RDO Equipment Co. at the tender offer price of $6.01 per share; (ii) 4,363,855 shares outstanding (excluding shares already owned by RDO Tender Co., RDO Holdings Co. or their affiliates) as of March 31, 2003; and (iii) the exercise of up to 470,349 options to purchase shares, on or prior to the expected consummation of the tender offer.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory Number 11 for Fiscal Year 2003 equals $80.90 per million.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.    ☒

Amount Previously Paid:    $2,351
Form(s) or Registration No.:    Schedule TO
Filing Party:    RDO Tender Co., RDO Holdings Co., Ronald D. Offutt, Betty Lou and Larry Scott
Date(s) Filed:    April 28, 2003

INTRODUCTION

        This Final Amendment (this "Final Amendment") amends and supplements the Schedule 13E-3 (the "Schedule 13E-3") originally filed by RDO Equipment Co., a Delaware corporation ("RDOE"), with the Securities and Exchange Commission ("SEC") on April 28, 2003, as amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed by RDOE with the SEC on May 15, 2003 ("Amendment No. 1"). The Schedule 13E-3, Amendment No. 1 and this Final Amendment relate to the tender offer by RDO Tender Co., a Delaware corporation ("RDO Tender") and a wholly owned subsidiary of RDO Holdings Co., a North Dakota corporation ("RDO Holdings") to purchase at a purchase price of $6.01 per share, net to seller in cash, less any withholding taxes and without payment of interest, all outstanding RDOE Class A shares that are not owned by RDO Tender, RDO Holdings, Ronald D. Offutt and Betty Lou and Larry Scott, on the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2003 (as amended on May 15, 2003, the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as may be amended or supplemented from time to time, together constitute the "Offer"). The Offer is disclosed in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed by RDO Tender, RDO Holdings, Ronald D. Offutt, Betty Lou and Larry Scott and Allan F. Knoll with the SEC on April 28, 2003 (as amended on May 15, 2003, and on June 3, 2003 the "Schedule TO")

        This Amendment is being filed by RDOE. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13E-3. Except as otherwise indicated, the information in the Schedule 13E-3 remains unchanged.

Item 15.    Additional Information.

Item 15 of the Schedule 13E-3 is hereby supplemented to include the following:

        The Offer expired at 5:00 p.m., New York City time, on Monday, June 2, 2003. RDO Tender accepted for purchase a total of 3,912,742 Class A shares (including Class A shares subject to guarantees of delivery) at a purchase price of $6.01 per share. The tendered Class A shares (including 35,300 Class A shares that were guaranteed to be delivered), together with the Class A shares currently held by RDO Tender, constitute approximately 96.0% of the outstanding Class A shares. All Class A shares validly tendered and not withdrawn prior to the expiration of the Offer have been accepted for payment by RDO Tender according to the terms of the Offer.

        In the second step of the transaction, RDO Tender will merge with and into RDOE. As a result, each Class A share of RDOE not previously purchased in the Offer (other than Class A shares owned by RDO Tender and Class A Shares held by stockholders who seek appraisal rights under Delaware law) will be converted into the right to receive $6.01 per share, without any interest. Once the Merger becomes effective, RDOE will become a wholly owned subsidiary of RDO Holdings.

        The Merger is not subject to the approval of the holders of the remaining Class A shares of RDOE and is expected to be completed within the next few days. RDOE stockholders who did not tender their Class A shares in the Offer will receive information from RDOE regarding the surrender of their stock certificates for payment.

Item 16.    Exhibits.

Item 16 is supplemented by adding the following exhibit:

Exhibit No.	Description
Exhibit 99.(a)(19)	Final Amendment to Schedule TO filed with the Securities and Exchange Commission on June 3, 2003 (incorporated herein by reference)

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RDO EQUIPMENT CO.
Dated: June 3, 2003	By:	/s/ THOMAS K. ESPEL Name: Thomas K. Espel Title: Treasurer

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INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit 99.(a)(1)	Offer to Purchase, dated as of April 28, 2003 (incorporated by reference to Exhibit 99(a)(1)(i) to Schedule TO)
Exhibit 99.(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit 99(a)(1)(ii) to Schedule TO)
Exhibit 99.(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(a)(1)(iii) to Schedule TO)
Exhibit 99.(a)(4)	Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99(a)(1)(iv) to Schedule TO)
Exhibit 99.(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99(a)(1)(v) to Schedule TO)
Exhibit 99.(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99(a)(1)(vi) to Schedule TO)
Exhibit 99.(a)(7)	RDOE's Schedule 14D-9 filed with the Securities and Exchange Commission on April 28, 2003 (incorporated herein by reference)
Exhibit 99.(a)(8)	RDOE's Annual Report on Form 10-K for fiscal year ended January 31, 2003, filed with the Securities and Exchange Commission on April 23, 2003 (incorporated herein by reference)
Exhibit 99.(a)(9)	Letter to Stockholders of RDO Equipment Co. dated April 28, 2003 (incorporated by reference to Exhibit 99(a)(vii) of the Schedule 14D-9)
Exhibit 99.(a)(10)	Press Release issued by RDOE on December 16, 2003 (incorporated by reference to Exhibit 99(a)(viii) of the Schedule 14D-9)
Exhibit 99.(a)(11)	Press Release issued by RDOE on January 22, 2003 (incorporated by reference to Exhibit 99(a)(ix) of the Schedule 14D-9)
Exhibit 99.(a)(12)	Press Release issued by RDOE on March 7, 2003 (incorporated by reference to Exhibit 99(a)(x) of the Schedule 14D-9)
Exhibit 99.(a)(13)	Press Release issued by RDOE on April 8, 2003 (incorporated by reference to Exhibit 99(a)(xi) of the Schedule 14D-9)
Exhibit 99.(a)(14)
Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on March 31, 2003 in the Delaware Court of Chancery (incorporated by reference to Exhibit 99(a)(5)(i) to Schedule TO).
Exhibit 99.(a)(15)
Answer filed in response to Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on April 22, 2003 in the Delaware Court of Chancery (incorporated by reference to Exhibit 99(a)(5)(ii) to the Schedule TO)
Exhibit 99.(a)(16)	Press Release issued by RDOE on April 28, 2003 (incorporated by reference to Exhibit 99(a)(xx) of the Schedule 14D-9)

Exhibit 99.(a)(17)	Amendment No. 1 to RDOE's Schedule 14D-9 filed with the Securities and Exchange Commission on May 15, 2003 (incorporated herein by reference)
Exhibit 99.(a)(18)	Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on May 15, 2003 (incorporated herein by reference)
Exhibit 99.(a)(19)	Final Amendment to Schedule TO filed with the Securities and Exchange Commission on June 3, 2003 (incorporated herein by reference).
Exhibit 99.(c)(1)	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of March 7, 2003 (incorporated by reference to Annex A of the Schedule 14D-9)
Exhibit 99.(c)(2)	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of April 22, 2003 (incorporated by reference to Annex A of the Schedule 14D-9)
Exhibit 99.(c)(3)	Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of February 25, 2003 (incorporated by reference to Exhibit 99(a)(xiv) of the Schedule 14D-9)
Exhibit 99.(c)(4)	Amended Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of March 7, 2003 (incorporated by reference to Exhibit 99(a)(xv) of the Schedule 14D-9)
Exhibit 99.(c)(5)	Supplemental Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of April 22, 2003 (incorporated by reference to Exhibit 99(a)(xvi) of the Schedule 14D-9)
Exhibit 99.(c)(6)	Presentation to Management of RDOE by Freeman Spogli & Co. dated September 16, 2003 (incorporated by reference to Exhibit 99.(a)(xxi) of the Schedule 14D-9)
Exhibit 99.(d)(1)
Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Allan F. Knoll (incorporated by reference to Exhibit 7.1 contained in Ronald D. Offutt's Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427))
Exhibit 99.(d)(2)	Second Amendment to Stock Option Agreement, dated April 23, 2003, between Ronald D. Offutt and Allan F. Knoll (incorporated by reference to Exhibit 99(d)(2) of the Schedule TO)
Exhibit 99.(d)(3)
Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Paul T. Horn (incorporated by reference to Exhibit 7.2 contained in Ronald D. Offutt's Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427))
Exhibit 99.(d)(4)
Addendum to Stock Option Agreement, dated November 1, 2002, between Ronald D. Offutt and Paul T. Horn (incorporated by reference to Exhibit 7.3 contained in Ronald D. Offutt's Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 19, 2002 (File No. 005-50427))
Exhibit 99.(d)(5)	Second Amendment to Stock Option Agreement dated April 23, 2003, between Ronald D. Offutt and Paul T. Horn (incorporated by reference to Exhibit 99(d)(5) of the Schedule TO)
Exhibit 99.(d)(6)
Stock Option Agreement dated November 19, 1998 between RDO Equipment Co. and Ronald D. Offutt (incorporated by reference to Exhibit 7.4 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427))

Exhibit 99.(d)(7)
Stock Option Agreement dated June 4, 2002 between RDO Equipment Co. and Ronald D. Offutt (incorporated by reference to Exhibit 7.5 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427))
Exhibit 99.(d)(8)
Proposal letter dated December 16, 2002 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co. (incorporated by reference to Exhibit 7.7 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427))
Exhibit 99.(d)(9)
Proposal letter dated March 6, 2003 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co. (incorporated by reference to Exhibit 7.8 contained in Ronald D. Offutt's Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on March 7, 2003 (File No. 005-50427))
Exhibit 99.(d)(10)
Agreement to Facilitate Offer dated April 23, 2003 among RDO Tender Co., RDO Holdings, Co., Ronald D. Offutt, Betty Lou Scott and Larry Scott (incorporated by reference to Exhibit 99(d)(10) of the Schedule TO).
Exhibit 99.(d)(11)	RDO Equipment Co. 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to RDOE's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (File No. 1-12641))
Exhibit 99.(d)(12)	Form of Agreement regarding Incentive Stock Option (incorporated by reference to Exhibit 10.4 to RDOE's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001 (File No. 1-12641))
Exhibit 99.(d)(13)	Form of Agreement regarding Non-Statutory Stock Option (incorporated by reference to Exhibit 10.5 to RDOE's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001 (File No. 1-12641))
Exhibit 99.(d)(14)
Form Amended and Restated Indemnification Agreement between RDO Equipment Co. and Each of the Directors and Executive Officers of RDO Equipment Co. Indemnification Agreement and Guarantee by Ronald D. Offutt (incorporated by reference to Exhibit 10.18 of RDOE's Annual Report on Form 10-K for the fiscal year ended January 31, 2003 (File No. 1-12641))
Exhibit 99.(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit 99(f) of the Schedule TO)

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INTRODUCTION
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE
INDEX TO EXHIBITS